Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2021

CALGARY, AB, April 28, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2021.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO")(1) was $162 million in Q1 2021, an increase of 20% from the prior quarter. The increase was primarily due to higher commodity prices, most notably global crude oil and European natural gas benchmarks, which represent our two most dominant products from a revenue generating perspective.
  We generated $79 million of free cash flow ("FCF")(1) in Q1 2021 after investing $83 million in exploration and development ("E&D") capital expenditures, resulting in a payout ratio of 56% including reclamation and abandonment expenditures.
  Net debt at the end of Q1 2021 was just under $2.0 billion, representing a 5% decrease compared to year-end 2020. We have reduced the amount outstanding under our revolving credit facility by over $190 million or 11% since Q2 2020.
  Production in Q1 2021 averaged 86,276 boe/d(2), a decrease of 2% from the prior quarter and slightly above the upper-end of our annual guidance range of 83,000 to 85,000 boe/d. The quarter-over-quarter decrease was primarily due to natural decline, partially offset by higher production in Australia and Germany as a result of better operational uptime.
  Production from our North American assets averaged 56,780 in Q1 2021, a decrease of 3% from the prior quarter primarily due to natural decline and cold weather related downtime during February. The Q1 2021 drilling campaign was focused on drilling condensate-rich Mannville natural gas wells in west-central Alberta, where we drilled ten (9.7 net) wells and completed 15 (14.7 net) wells during the first quarter. The overall results from this drilling program were in line with expectations, and these wells are expected to be strong contributors of production volumes in Q2 2021.
  Production from our International assets averaged 29,496 in Q1 2021, an increase of 1% from the prior quarter primarily due to higher production in Australia and Germany, which offset natural declines in our other International operating areas. We drilled three wells in Europe during the first quarter, comprised of one (0.5 net) well in the Netherlands, one (1.0 net) well in Hungary and one (1.0 net) well in Croatia.
  In the Netherlands, we successfully drilled the Blesdijke natural gas well (0.5 net), which encountered 38 meters of combined net pay from three separate formations and is expected to be brought on production later this year. We also initiated production from the Weststellingwerf (0.5 net) well at the beginning of the year to take advantage of strong European natural gas prices.
  As part of our progression towards developing a comprehensive, long-term environmental, social and governance ("ESG") strategy, we have established two new emissions-related targets. The first is our commitment to net zero emissions in our own operations, including Scope 1 and Scope 2 emissions, by 2050. To achieve this we will be setting shorter-term targets every five years, with the initial target to reduce Scope 1 emissions from our operations by 15 to 20% by 2025, using a baseline year of 2019.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

($M except as indicated)	Q1 2021	Q4 2020	Q1 2020
Financial
Petroleum and natural gas sales	368,137	316,198	328,314
Fund flows from operations	162,051	135,212	170,225
Fund flows from operations ($/basic share) (1)	1.02	0.85	1.09
Fund flows from operations ($/diluted share) (1)	1.00	0.85	1.09
Net earnings (loss)	499,964	(57,707)	(1,318,504)
Net (loss) earnings ($/basic share)	3.15	(0.36)	(8.42)
Capital expenditures	83,363	59,894	233,704
Acquisitions	393	4,821	11,337
Asset retirement obligations settled	7,023	7,271	3,732
Cash dividends ($/share)	—	—	0.575
Dividends declared	—	—	90,067
% of fund flows from operations	—%	—%	53%
Payout (1)	90,386	67,165	319,858
% of fund flows from operations	56%	50%	188%
Free Cash Flow (1)	78,688	75,318	(63,479)
Net debt	1,996,675	2,105,983	2,155,623
Net debt to four quarter trailing fund flows from operations	4.04	4.19	2.61
Operational
Production (2)
Crude oil and condensate (bbls/d)	39,204	40,555	44,881
NGLs (bbls/d)	8,074	8,627	8,022
Natural gas (mmcf/d)	233.98	232.00	265.51
Total (boe/d)	86,276	87,848	97,154
Average realized prices
Crude oil and condensate ($/bbl)	71.09	55.31	58.66
NGLs ($/bbl)	29.39	19.20	8.92
Natural gas ($/mcf)	5.51	4.13	2.94
Production mix (% of production)
% priced with reference to WTI	38%	40%	39%
% priced with reference to Dated Brent	18%	17%	17%
% priced with reference to AECO	28%	27%	27%
% priced with reference to TTF and NBP	16%	16%	17%
Netbacks ($/boe)
Operating netback (1)	25.58	19.67	22.02
Fund flows from operations netback	21.66	16.50	18.85
Operating expenses	12.86	13.00	13.41
General and administration expenses	1.57	2.27	1.47
Average reference prices and foreign exchange rates
WTI (US $/bbl)	57.84	42.66	46.17
Edmonton Sweet index (US $/bbl)	52.60	38.59	38.59
Saskatchewan LSB index (US $/bbl)	52.82	38.96	38.41
Dated Brent (US $/bbl)	60.90	44.23	50.26
AECO ($/mcf)	3.15	2.64	2.03
NBP ($/mcf)	8.70	6.99	4.32
TTF ($/mcf)	8.27	6.63	4.23
CDN $/US $	1.27	1.30	1.34
CDN $/Euro	1.53	1.55	1.48
Share information ('000s)
Shares outstanding - basic	159,349	158,724	157,020
Shares outstanding - diluted (1)	166,018	165,396	160,425
Weighted average shares outstanding - basic	158,892	158,561	156,562
Weighted average shares outstanding - diluted (1)	161,397	158,561	156,562
(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

Vermilion is off to a strong start in 2021. We successfully executed an $83 million capital program during the first quarter, completing our winter drilling program in Canada and the majority of our planned drilling for the year in Europe. Production in the first quarter was in-line with our forecasts and averaged 86,276 boe/d(2), coming in above the upper-end of our annual guidance range of 83,000 to 85,000 boe/d. With approximately 55% of our production base comprised of crude oil and liquids, we were able to take advantage of the strong recovery in global crude oil prices, which increased by over 35% in Q1 2021 compared to the prior quarter. We were also able to take advantage of stronger prices for European natural gas (approximately 17% of our production base) which averaged over $8/mcf during the quarter. The strong recovery in crude oil and European natural gas prices contributed to a 20% quarter-over-quarter increase in fund flows from operations ("FFO")(1) to $162 million, resulting in $79 million of free cash flow ("FCF")(1). We allocated the majority of our FCF to debt reduction, resulting in a 5% decrease in our net debt compared to year-end 2020.

We successfully executed our winter drilling program in Canada despite some extreme cold weather experienced in February. This program was focused on condensate-rich Mannville natural gas wells in Alberta, which continues to deliver strong results. With all wells now tied in, we expect to see a positive production contribution in Q2 2021 from this campaign. In the Netherlands, we drilled the first of two planned wells, with the first well (0.5 net) encountering natural gas in three separate formations. We expect to tie-in this well, in addition to drilling a second well in the Netherlands later this year. In North America, we will shift our focus to the United States and Saskatchewan in Q2 2021. We are utilizing one of the existing crews that worked on our winter drilling campaign in Canada to complete our four (4.0 net) well program in the United States. As part of our transition to a more level-loaded capital program, we scheduled our drilling program to align with the most optimal drilling windows within our respective operating areas and to maximize the profitability of our barrels. We believe this approach will result in better overall capital and operational efficiencies and a more manageable production base moving forward.

The economic outlook has significantly improved compared to what we were facing at this time last year. As the global economy continues to recover from the devastating impacts of the COVID-19 pandemic, we are starting to see increased demand for oil and natural gas, which is being reflected in higher benchmark prices for these commodities. While we are only one quarter through the year, we are pleased with the execution of our capital program to date and are optimistic about the prospects for the balance of the year. We continue to identify and implement cost and operating efficiencies across our business and will continue to drive this initiative going forward. We are beginning to make meaningful progress towards our debt reduction targets, having reduced the amount outstanding under our revolving credit facility by over $190 million or 11% since Q2 2020. Debt reduction remains a priority as we are committed to ultimately achieving our debt-to-cash flow leverage target of 1.5 times or less. Based on the current forward strip, we continue to forecast FCF in excess of $350 million for 2021 while also retaining significant leverage to rising commodity prices. We would like to thank our shareholders for their continued support and look forward to providing further updates as the year progresses.

Q1 2021 Operations Review

North America

Production from our North American assets averaged 56,780 in Q1 2021, a decrease of 3% from the prior quarter primarily due to natural decline and cold weather related downtime during February. Following a relatively inactive second half of 2020, we recommenced our North American drilling activities late in Q4 2020 and continued the program through Q1 2021. The Q1 2021 campaign was focused on drilling condensate-rich Mannville natural gas wells in west-central Alberta. We drilled ten (9.7 net) Mannville wells and completed 15 (14.7 net) Mannville wells during the first quarter, of which 13 (13.0 net) wells were brought on production during the quarter. The remaining wells will be brought on production in Q2 2021. The overall results from this drilling program were in line with expectations, and these wells are expected to be strong contributors of production volumes for the Canadian business unit in Q2 2021.

During the first quarter, our United States business unit focused on well optimization work and preparation activities in advance of the four (4.0 net) well drilling program planned for Q2 2021. After the completion of our Canadian program, we moved one of our experienced drilling crews to Wyoming to execute our United States program which commenced at the beginning of April. We believe utilizing a "warm crew" not only improves the overall efficiency of our drilling program but also aligns with our transition to a more level-loaded capital program by spreading the work over a longer time period and optimizing the drilling seasons in our operating areas.

International

Production from our International assets averaged 29,496 in Q1 2021, an increase of 1% from the prior quarter primarily due to higher production in Australia and Germany, which offset natural declines in our other International operating areas. Our Australian operations benefited from the absence of planned maintenance activity and minimal unplanned downtime during the quarter, despite a relatively active cyclone season. Similarly, our Germany operation benefited from minimal third-party downtime during the quarter and continued focus on well optimization.

We drilled three wells in Europe during the first quarter, comprised of one (0.5 net) well in the Netherlands, one (1.0 net) well in Hungary and one (1.0 net) well in Croatia. In the Netherlands, we successfully drilled the Blesdijke natural gas well (0.5 net) and encountered 38 meters of combined net pay from three separate formations (Vlieland, Zechstein and Rotliegend). The well was completed subsequent to the end of the first quarter and we expect to bring production on from the Vlieland and Zechstein later this year. The Rotliegend zone will be tested and brought on production following receipt of the production permit, which we expect to receive in 2022. We also started production from the Weststellingwerf (0.5 net) well at the start of the year to take advantage of strong European natural gas prices. The well has exceeded our expectations and contributed an incremental 300 boe/d during the first quarter.

Our drilling campaign in Central and Eastern Europe ("CEE") did not deliver the results we were expecting as neither well encountered commercial hydrocarbons. The Hungarian well was targeting an oil prospect on our Kardarkut license, which is adjacent to a competitor's producing oil field. Although no hydrocarbons were encountered in our first well, this license block has two different play types and the main play remains unaffected and still holds considerable resource potential. The Croatian well was a commitment well on an expiring exploration block which we have now relinquished; however, we still have over one million acres of undeveloped land in Croatia on which a number of high impact prospects have been identified. A 3-D seismic program is underway on a portion of these lands with additional seismic planned prior to the next drilling program in this country. The execution of this two well program in CEE has enhanced our geological knowledge of this region, which will contribute to future programs. In other developments, we continued to advance the planning and design work for the Croatian gas plant on the SA-10 block in preparation for the tie-in of the two successful gas wells drilled previously.

In France, we successfully transitioned our Paris Basin oil production from pipeline delivery to trucking following the conversion of the Total Grandpuits refinery mid-way through the quarter. The transition was executed without any disruption to our operations, with the majority of our Paris Basin production now being delivered to the Total Le Havre refinery in northwest France and our Parentis facility which delivers crude to various refineries throughout Europe from the Ambes terminal in southwest France. While the transition from pipeline delivery to trucking has been successful to date, we will continue to evaluate other shipping options in order to optimize operations.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of April 26, 2021, we have 50% of our expected net-of-royalty production hedged for the first half of 2021. With respect to individual commodity products, we have hedged 67% of our European natural gas production, 44% of our oil production, and 50% of our North American natural gas volumes for the first half of 2021, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

As the external focus on environmental, social and governance ("ESG") matters and the energy transition continues to increase, particularly in the lead-up to the Conference of the Parties (COP 26) in November 2021, we are progressing the development of our comprehensive, long-term ESG strategy, based on the leadership position we have established in sustainability in the mid-cap energy space for more than a decade. This progress is reflected in our announcement today of two new emissions-related targets. The first is our commitment to net zero emissions in our own operations, including Scope 1 and Scope 2 emissions, by 2050. This aligns with the objectives of many of our key stakeholders, including our governments and regulators, investors and communities. We are transparent that this is an aspirational goal, and that we will build the plan to achieve this target over time. There are significant inherent uncertainties in how the energy transition will accelerate over the next three decades. Our intention is to manage these by focusing on responsible production of essential oil and natural gas for as long as these forms of energy are needed, while developing opportunities in other areas that are an economic and synergistic fit for our business.

We also recognize the need to develop a clear pathway to our net zero goal. As the first step, we have set a second target, to reduce Scope 1 emissions from our operations by 15 to 20% by 2025, using a baseline year of 2019. This will be achieved, starting with our business units with higher emissions intensities, with an initial focus on efficiency, including process changes, venting reductions, instrumentation upgrades from gas to air and power efficiency options, along with improved metering and field measurements. Going forward, we will be setting new targets every five years, building on this foundation while exploring broader options. Our fully updated ESG strategy is expected to be in place by mid-2021. For more information on Vermilion's track record and performance on ESG related matters, please refer to our Sustainability micro-site using the following link: https://sustainability.vermilionenergy.com/.

Board of Directors

Loren Leiker, who joined Vermilion's Board in 2012, will not be standing for re-election to our Board of Directors at the upcoming AGM. In addition to his contribution to Vermilion as a Board member, Loren also provided valuable insight into, and guidance of, our conventional and unconventional new ventures initiatives. We want to thank Loren for his intelligent and constructive counsel to Vermilion over these past nine years and provide him with all of our best wishes in his retirement.

(Signed "Lorenzo Donadeo")	(Signed "Curtis Hicks")

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
April 28, 2021	April 28, 2021

(1) Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2021 and 2020, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on April 28, 2021 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Proxy Statement and Information Circular.

Shareholders can participate electronically at https://web.lumiagm.com/227999924. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/pdf/investor-relations/2021_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Curtis Hicks, President of Vermilion. Guests may also view the event at https://web.lumiagm.com/227999924 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/invest-with-us/annual-general-meeting.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 28-APR-21